AUTOINFO, INC.
6413 Congress Ave – Suite 260
Boca Raton, Florida 33487
(Tel):561 - 988 - 9456

October 6, 2009

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.

Attention:	Mr. David R. Humphrey, Branch Chief
Ms. Amy Geddes, Staff

Re:	Response to comment letter dated September 23, 2009
AutoInfo, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-11497

Ladies and Gentlemen:

AutoInfo, Inc. (the “Company”) has prepared this letter in response to the Staff’s comment letter dated September 23, 2009 (the “Comment Letter”) regarding the above-referenced 1934 Act filing.

For the convenience of the Staff’s review, we have set forth the comments, contained in the Comment Letter, in italics above our responses.

Form 10-K for the year ended December 31, 2008

Financial Statements

Summary of Significant Accounting Policies

Consolidated Statements of Income, page F-4

1.
Refer to your discussion of your business under “Overview” on page 2. You accurately characterize your company as a provider of brokerage and contract carrier transportation “services.”  As a service company, it appears that personnel costs would constitute a significant component in conducting your business activities and that these costs should be included in any reported profitability measure.  Commissions are critical to your operations as well and they should be similarly regarded.  Accordingly, to facilitate the readers’ understanding, we believe that the subtotal titled “Net revenues” should be omitted from the face of the income statement.  In the absence of compelling evidence or authoritative guidance to the contrary, income from operations appears to be the appropriate profitability measure for your business.  In addition, it more closely conforms to standard industry practice.  Please revise accordingly, or revise.

Response:  We have reviewed our income statement presentation as well as the presentation of certain industry peers (CH Robinson – CHRW; Hub Group – HUBG; Express 1 – XPO).  In future filings, we will change the caption on our income statement from “Net revenue” to “Gross profit” to conform to our industry peers’ presentation approach.

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8
2.
We continue to have concerns regarding your stated revenue recognition policies and your degree of compliance with EITF 99-19.  Specifically, please refer to Item 5 of your response letter dated June 17, 2005.  You state, on page 3 of your letter, that the company is the primary obligor in the arrangement. “Evaluation: In its brokerage division, the Company acts as principal to the transaction and is responsible to the customer for...”  However, your accounting policies footnote represents that, as a logistics provider, the company “acts as the shippers’ agent.” Please explain this apparent inconsistency.  We may have further comments upon review of your response.

Response:  We believe that the analysis contained in our June 2005 response to the prior staff comment which concluded that we met the criteria for gross revenue recognition as outlined in EITF 99-19 is still applicable.  However, in order to eliminate the apparent inconsistency that the staff has noted, our accounting policies footnote concerning revenue recognition will be revised in future filings as follows:

Revenue Recognition

Gross revenues consist of the total dollar value of services purchased by shippers.  Gross profits are gross revenues less the direct costs of transportation.  Revenue is recognized upon the delivery of freight, at which time the related transportation cost, including commission, is also recognized.  At that time, the Company’s obligations are completed and collection of receivables is reasonably assured.

Emerging Issues Task Force No. 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent” (EITF 99-19), establishes criteria for recognizing revenues on a gross or net basis.  The Company is the primary obligor in its transactions, has all credit risk, maintains substantially all risk and rewards, has discretion in selecting the supplier, and has latitude in pricing decisions.  Accordingly, the Company records all transactions at the gross amount, consistent with the provisions of EITF 99-19.

Note 2. Advances and Other Assets, page F-l0

3.
In your written response, please tell us more about the loans to independent sales agents. Describe the nature and purpose of and the business reasons for extending these loans. Describe your credit extension policies.  Explain, in detail, the reasons for the very significant increase in loans to independent sales agents that occurred in fiscal 2008.  Finally, additional disclosures should be provided in the financial statement footnotes as well.

Response:  Loans are made in furtherance of our growth strategy in the ordinary course of our business in order to provide sales agents with working capital to support their growth and as a  retention vehicle for  our independent sales agent network.   The significant increase in these loans in 2008 was due to the expansion of our agent network which was integral to our  revenue growth,  from $110 million in 2007 to $180 million in 2008.

Our credit extension policies include in depth credit reviews and obtaining personal guarantees, collateral and long-term commitments from key sales agent groups.

In future filings we will disclose the nature and purpose of these loans as they relate to our overall business strategy.

* * * * * * *

AutoInfo, Inc. acknowledges that:

▪	It is responsible for the adequacy and accuracy of the disclosure in its filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions or comments regarding this response.

Sincerely,

AutoInfo, Inc.

/s/ William Wunderlich
William Wunderlich
Chief Financial Officer